SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Pediatric Services of America, Inc.

(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

705323103
(CUSIP Number)

Jennifer Nance, 600 New Hampshire Avenue, NW, Washington, DC 20037
(202) 266-7900
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 13, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Page 1 of 6 Pages

CUSIP No. 705323103	13D/A	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSONS:	Portfolio Logic LLC
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS	32-0092779
(entities only)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) (b)	☐ ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS**		WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware

	7.	SOLE VOTING POWER:	0
NUMBER OF
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER:	699,400
OWNED BY
EACH
REPORTING
PERSON	9.	SOLE DISPOSITIVE POWER:	0
WITH

	10.	SHARED DISPOSITIVE POWER:	699,400

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:	699,400

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES**	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	9.8%

14.	TYPE OF REPORTING PERSON**	OO

CUSIP No. 705323103	13D/A	Page 3 of 6 Pages

1.	NAME OF REPORTING PERSONS:	Jeffrey D. Zients
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS	32-0092779
(entities only)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) (b)	☐ ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS**		WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:	United States

	7.	SOLE VOTING POWER:	0
NUMBER OF
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER:	699,400
OWNED BY
EACH
REPORTING
PERSON	9.	SOLE DISPOSITIVE POWER:	0
WITH

	10.	SHARED DISPOSITIVE POWER:	699,400

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:	699,400

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES**	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	9.8%

14.	TYPE OF REPORTING PERSON**	IN

**SEE INSTRUCTIONS BEFORE FILING OUT

CUSIP No. 705323103	13D/A	Page 4 of 6 Pages

     This Statement constitutes Amendment No. 2 to the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on August 31, 2004 (the “Schedule 13D”), as amended. This Schedule 13D/A relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Pediatric Services of America, Inc., a Delaware corporation (the “Issuer”). This Schedule 13D/A is being filed jointly pursuant to Rule 13d-1(k)(1) of Regulation 13D-G of the Securities Exchange Act of 1934, as amended, on behalf of Portfolio Logic LLC, a Delaware limited liability corporation (“Portfolio Logic”), and Jeffrey D. Zients, an individual (collectively, the “Reporting Persons”). Based on his relationship with Portfolio Logic, as described in the Schedule 13D, Mr. Zients is deemed to be a beneficial owner of the Common Stock owned by Portfolio Logic for purposes of Section 13(d).

     Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D, as amended.

ITEM 3.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds:
The funds for the purchase of the shares of Common Stock held by Portfolio Logic have come from its working capital. The working capital of Portfolio Logic may from time to time include the proceeds of margin loans entered into in the ordinary course of business, with such loans being secured by securities owned by Portfolio Logic.

(b) Amount of Funds:
As of the date hereof, Portfolio Logic has acquired 699,400 shares of Common Stock with an aggregate purchase price of $5,765,898.

ITEM 5.	Interest in Securities of the Issuer.

(a)	Number of Shares Beneficially Owned:
699,400

Percent of Class:
9.8%

(b)	Sole Power to Vote, Direct the Vote of, or Dispose of Shares:
Not applicable

Shared Power to Vote, Direct the Vote of, or Dispose of Shares:

Portfolio Logic is the owner of all of the 699,400 shares of Common Stock. Jeffrey D. Zients is the Managing Member of Portfolio Logic Management LLC, which is the Managing Member of Portfolio Logic. Based on his relationship with Portfolio Logic, as described

CUSIP No. 705323103	13D/A	Page 5 of 6 Pages

in the Schedule 13D, Mr. Zients is deemed to be a beneficial owner of the Common Stock owned by Portfolio Logic for purposes of Section 13(d).
(c)	Recent Transactions:

Attached hereto as Appendix A is information required by this Item 5 with respect to all transactions in the Issuer’s Common Stock by the Reporting Persons effected during the past 60 days or since the most recent filing of Schedule 13D, whichever is less. All shares of the Common Stock were purchased by Portfolio Logic.

(d)	Rights with Respect to Dividends or Sales Proceeds:
Portfolio Logic has all rights to receive dividends or sales proceeds from the shares of Issuer’s Common Stock.

ITEM 7.	Material to be Filed as Exhibits.
Appendix A: Description of transactions in the Issuer’s Common Stock disclosed pursuant to Item 5(c).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PORTFOLIO LOGIC LLC

Dated January 14, 2005

	By:	/s/ Jeffrey D. Zients Jeffrey D. Zients Managing Member, Portfolio Logic Management LLC

JEFFREY D. ZIENTS

Dated January 14, 2005	By:	/s/ Jeffrey D. Zients Jeffrey D. Zients

CUSIP No. 705323103	13D/A	Page 6 of 6 Pages

APPENDIX A

DESCRIPTION OF TRANSACTIONS

The following is a list of all transactions in the Issuer’s Common Stock by the Reporting Persons effected during the past 60 days or since the most recent filing of Schedule 13D, whichever is less.

		Acquisition (A) or
Date	Number of Shares	Disposition (D)	Price
12/14/2004	30,200	A	10.44
12/15/2004	100	A	11.09
12/20/2004	1,800	A	11.15
12/23/2004	15,400	A	11.20
12/27/2004	5,000	A	10.99
12/28/2004	2,800	A	11.68
12/29/2004	2,400	A	11.59
01/04/2005	1,600	A	11.95
01/05/2005	200	A	11.77
01/06/2005	1,400	A	11.97
01/11/2005	400	A	11.88
01/12/2005	10,000	A	12.00
01/13/2005	50,000	A	12.00
01/14/2005	50,000	A	12.00